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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krambo Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Bay Street, Apt # 4
(No. and Street)

San Francisco	CA	94123-2246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen McInerney (415) 261-4100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilley Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

225 S. Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ronald J. Gruber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krambo Corporation, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MICHELLE PATRICK
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF WASHTENAW
My Commission Expires: Nov. 5, 2016
Acting in the County of Washtenaw

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Krambo Corporation
San Francisco, California

We have audited the accompanying statements of financial condition of Krambo Corporation as of June 30, 2016 and 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Krambo Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained on page 10 has been subjected to audit procedures performed in conjunction with the audit of Krambo Corporation's financial statements. The supplemental information is the responsibility of Krambo Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
August 29, 2016


an independent member of
BAKER TILLY
INTERNATIONAL

KRAMBO CORPORATION

TABLE OF CONTENTS
As of and for the Years Ended June 30, 2016 and 2015

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2016 and 2015

ASSETS

	2016	2015
Cash and cash equivalents	$ 31,672	$ 153,201
Fees receivable	3,200	3,900
Prepaid expenses	2,254	4,718
Lease deposit	3,712	3,712
Office furniture and equipment, net	20,661	19,993
TOTAL ASSETS	$ 61,499	$ 185,524

LIABILITIES AND STOCKHOLDERS' EQUITY

	2016	2015
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 3,069	$ 1,564
Deferred revenue	5,433	10,371
Total Liabilities	8,502	11,935
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share 5,000 shares authorized 2,663 shares issued and outstanding	2,663	2,663
Additional paid-in capital	427,253	427,253
Accumulated deficit	(376,919)	(256,327)
Total Stockholders' Equity	52,997	173,589
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 61,499	$ 185,524

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2016 and 2015

	2016	2015
REVENUES	$ 469,119	$ 663,923
EXPENSES		
Salaries and payroll taxes	364,117	408,966
Travel and entertainment	20,573	13,506
Insurance	2,438	1,848
Rent and occupancy	55,911	53,889
Professional services	49,304	37,902
Regulatory services	6,709	6,902
Other taxes	800	800
Depreciation	5,856	5,070
Technology, data and communication	19,175	22,258
Stationary and supplies	5,054	6,967
Postage and delivery	4,507	5,363
Subscriptions and memberships	444	304
Conferences and continuing education	3,233	425
Bad debts	-	14,500
Miscellaneous	996	3,404
Charitable contributions	-	350
Total Expenses	539,117	582,454
OTHER INCOME		
Interest income	6	5
Total Other Income	6	5
NET (LOSS) INCOME	$ (69,992)	$ 81,474

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2016 and 2015

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCES, June 30, 2014	$ 2,663	$ 427,253	$ (337,801)	$ 92,115
2015 net income	-	-	81,474	81,474
BALANCES, June 30, 2015	2,663	427,253	(256,327)	173,589
Distributions	-	-	(50,600)	(50,600)
2016 net loss	-	-	(69,992)	(69,992)
BALANCES, June 30, 2016	$ 2,663	$ 427,253	$ (376,919)	$ 52,997

See accompanying notes to financial statements.

KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
. For the Years Ended June 30, 2016 and 2015

		2016		2015
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (loss) income	$	(69,992)	$	81,474
Adjustments to reconcile net (loss) income to net cash flows from operating activities:				
Depreciation		5,856		5,070
Loss on disposal of office equipment		-		1,798
Changes in operating assets and liabilities:				
Fees receivable		700		14,400
Prepaid expenses		2,464		(1,761)
Accounts payable and accrued expenses		1,505		10,371
Deferred revenue		(4,938)		(5,607)
Net Cash Flows from Operating Activities		(64,405)		105,745
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of office furniture and equipment		(6,524)		(6,164)
Net Cash Flows from Investing Activities		(6,524)		(6,164)
CASH FLOWS FROM FINANCING ACTIVITIES				
Distributions to stockholders		(50,600)		-
Net Cash Flows from Financing Activities		(50,600)		-
Net Change in Cash and Cash Equivalents		(121,529)		99,581
CASH AND CASH EQUIVALENTS - Beginning of Year		153,201		53,620
CASH AND CASH EQUIVALENTS - END OF YEAR	$	31,672	$	153,201

See accompanying notes to financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

The Company recognizes financing fee revenue over the period that aligns with the work performed on the particular commitment. The Company also records consulting revenues as services are provided.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. The balances, at times, may exceed federally insured limits.

Fees Receivable

Fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of June 30, 2016 and 2015.

Office Furniture and Equipment, Net

Office furniture and equipment are stated at cost. Major expenditures for office fumiture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of three years.

Deferred Revenue

The Company consists of fees received in advance and will be recognized when earned over the period that aligns with work performed.

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

NOTE 1 – Summary of Significant Accounting Policies (cont.)

The Company applies Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, "Accounting for Uncertainty in Income Taxes." The measurement and disclosure principles of this standard normally does not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional federal income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the stockholders rather than the Company itself. However, there are certain exceptions where the Company could bear the burden of an uncertain federal income tax position.

The tax effects from an uncertain state income tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a state income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For state income tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant state income tax authority.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Reclassification

For comparability, certain 2015 amounts have been reclassified to conform with classifications adopted in 2016. The reclassifications have no effect on stockholders' equity or net income.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

During May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During August 2015, the FASB issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09. ASU No. 2014-09 is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that ASU Nos. 2014-09 and 2015-14 will have on its results of operations, financial condition and cash flows.

NOTE 1 – Summary of Significant Accounting Policies (cont.)

During February 2016, the FASB issued ASU No. 2016-02, "Leases." ASU No. 2016-02 was issued to increase transparency and comparability among organizations by recognizing all lease transactions (with terms in excess of 12 months) on the balance sheet as a lease liability and a right-of-use asset (as defined). ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with earlier application permitted. Upon adoption, the lessee will apply the new standard retrospectively to all periods presented or retrospectively using a cumulative effect adjustment in the year of adoption. The Company is currently assessing the effect that ASU No. 2016-02 will have on its results of operations, financial condition and cash flows.

NOTE 2 - Office Furniture and Equipment, Net

The major categories of office furniture and equipment as of June 30 are summarized as follows:

	2016	2015
Office equipment and furnishings	$ 9,307	$ 9,307
Computer equipment	27,401	20,877
Total office furniture and equipment	36,708	30,184
Less: accumulated depreciation	(16,047)	(10,191)
Office furniture and equipment, net	$ 20,661	$ 19,993

Depreciation expense for the years ended June 30, 2016 and 2015 was $5,856 and $5,070.

NOTE 3 - Leases

In February 2013 the Company entered into an operating lease for an office in Ann Arbor, Michigan. The initial term of the lease was from February 2013 through January 2016. The Company exercised its option to renew the lease through January 31, 2019 and has an additional option to extend the lease through January 31, 2022.

Minimum annual rents under this lease for years ending June 30 are as follows:

2017	$ 48,750
2018	50,675
2019	30,275
TOTAL	$ 129,700

Rent expense under this lease was $49,229 and $45,651 the years ended June 30, 2016 and 2015.

NOTE 4 - Concentrations

Three customers accounted for approximately 19%, 14%, and 12% of total revenues for the year ended June 30, 2016 and one customer accounted for approximately 39% of total revenues for the year ended June 30, 2015.

Accounts receivable consisted of two customers as of June 30, 2016 and 2015.

NOTE 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2016 and 2015, the Company had net capital of $22,537 and $138,202 which was $17,537 and $133,202 in excess of its required net capital of $5,000. The Company's net capital ratio was .04 to 1 and .09 to 1 as of June 30, 2016 and 2015.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2016 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 6 - Subsequent Events

The Company has evaluated subsequent events through August 29, 2016, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2016.

SUPPLEMENTAL INFORMATION

KRAMBO CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2016

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 52,997
Deductions and/or charges:	
Non-allowable assets:	
Fees receivable	3,200
Prepaid expenses	2,254
Lease deposit	3,712
Furniture and equipment, net	20,661
Total non-allowable assets	29,827
Net capital before haircuts on securities positions	23,170
Haircuts on securities positions	633
Net capital	$ 22,537

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statements of financial condition	$ 8,502

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital	$ 17,537
Net capital less 120% of minimum requirement	$ 16,537
Ratio: Aggregate indebtedness to net capital	.04 to 1


BAKER TILLY

Baker Tilly Virchow Krause, LLP
225 S Sixth St, Ste 2300
Minneapolis, MN 55402-4661
tel 612 876 4500
fax 612 238 8900
bakertilly.com

Management and the Board of Directors
Krambo Corporation
1355 Bay Street
Apt #4
San Francisco, California 94123-2246

We have substantially completed our audit of the financial statements of Krambo Corporation (the "company") as of June 30, 2016 and for the year then ended, in accordance with standards of the Public Company Accounting Oversight Board (United States). In planning and performing our audit, we considered the company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be significant deficiencies:

- There is a lack of segregation of duties in the accounting department. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the Company may not be able to successfully prevent an error or misstatement from occurring.

- A material adjusting entry was recorded due to prior year audit adjusting entries not being booked. Not booking these entries could lead to the financial statements being materially misstated.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause LLP

Minneapolis, Minnesota
August 29, 2016


an independent member of
BAKER TILLY
INTERNATIONAL